The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

(203) 894-1345

September 11, 2020

By EDGAR

Mr. Edwin Kim and Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549-0405

Re:	The Chefs’ Warehouse, Inc.
Form 10-K For Fiscal Year Ended December 27, 2019
Filed February 24, 2020
File No. 1-35249

Dear Mr. Kim and Mr. Decker:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 27, 2019 filed with the Commission on February 24, 2020 (the “Form 10-K”) contained in your letter dated September 1, 2020 (the “Comment Letter”), I am submitting this letter containing responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response.

Form 10-K for the Fiscal Year Ended December 27, 2019

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income, page 48

1.	Please present selling, general and administrative expenses separately from other operating expenses. Also, tell us and disclose with quantification the material components of other operating expenses for each period presented. Refer to Rules 5-03.3 and .4 of Regulation S-X.

The Company acknowledges that although its “Operating expenses” line item is predominately comprised of selling, general and administrative (“SG&A”) expenses as described in Rule 5-03.4, there are certain expenses that more closely aligned with “Other operating costs and expenses” per Rule 5-03.3. Such costs include gain/loss on asset disposal, third party deal costs and expenses related to the changes in the fair value of the Company’s contingent earn-out liabilities. However, the Company has not historically disclosed these “Other operating expenses” based on their materiality, as such costs represented less than 2% of the total “Operating expenses” line item. In response to the Staff’s comment, in future filings the Company will revise its presentation of operating expenses reported on its Consolidated Statements of Operations and Comprehensive Income to disclose these costs separately as follows:

	Fiscal Years Ended
	December 27, 2019	December 28, 2018	December 29, 2017
Revenue	$1,591,834	$1,444,609	$1,301,520
Cost of sales	1,185,481	1,077,562	972,142
Gross profit	406,353	367,047	329,378
Selling, general and administrative expenses	349,327	316,233	288,544
Other operating expenses	6,359	2,225	(283)
Operating income	50,667	48,589	41,117
Interest expense	18,264	20,745	22,709
Income before taxes	32,403	27,844	18,408
Provision for taxes	8,210	8,442	4,042
Net income	24,193	19,402	14,366
Other comprehensive income (loss):
Foreign currency translation adjustments	173	(672)	637
Comprehensive income	$24,366	$18,730	$15,003

The Company will modify its accounting policy footnotes to describe the types of operating expenses. The following is an example of the future disclosure related to operating expense categories:

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the costs of facilities, product shipping and handling costs, warehouse costs, food processing costs, and other selling and general administrative activities.

Other Operating Expenses

Other operating expenses includes operating expenses primarily related to changes in the fair value of the Company’s earn-out liabilities, gains and losses on asset disposals, asset impairments and certain third-party deal costs incurred in connection with business acquisitions or financing arrangements.

The table below presents a breakdown of “Other operating expenses” for each of the periods presented in the Company’s Form 10-K. The amounts in the table (in thousands of dollars), exclusive of the “Third-party deal costs”, are disclosed in various sections of the Company’s Consolidated Financial Statements and Managements’ Discussion and Analysis of Financial Conditions and Results of Operations.

	Fiscal 2019	Fiscal 2018	Fiscal 2017

Change in fair value of contingent earn-out liabilities	5,879	1,448	(579)
Third-party deal costs	379	608	286
Loss on asset disposal	101	169	10
Total other operating expenses	6,359	2,225	(283)

Note 2 – Summary of Significant Accounting Policies

Cost of Sales

Operating Expenses, page 54

2.	Please tells us what food processing costs (both protein and non-protein related) are incurred after receipt of product from your suppliers and explain in detail your basis in GAAP for excluding these food processing costs from cost of sales and gross profit. Also, tell us the total amounts of food processing costs for each period presented in your Form 10-K to the extent they differ from the protein only processing costs already disclosed. Additionally, tell us the total amounts of food processing costs related to the thirteen and twenty-six week periods ended June 26, 2020. If labor and benefits, materials and supplies, depreciation of tools, equipment and assets used in processing, occupancy costs related to processing facilities and quality control costs are not included in the food processing costs amounts provided, please further explain why not and quantify each of the amounts excluded for each period presented. Refer to ASC 330-10-30.

Food Processing Costs – Background and Basis in GAAP

The Company’s protein processing costs represent the costs to cut and package protein products, primarily beef products, for sale to the Company’s customer base and are disclosed within our Form 10-K.  Historically, the Company has not incurred food processing costs for its non-protein products. However, as a result of the Company’s acquisition of Sid Wainer & Son on January 27, 2020, the Company has incurred non-protein processing costs, which represent the costs to cut and package produce products for sale to certain customers, starting in fiscal 2020. The Company believes these costs to date are immaterial to the users of the financial statements.

In response to the Staff’s comment, the Company considered the guidance in ASC 330-10-30 which states “as applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations.” GAAP requires management to exercise judgement based on a reporting entity’s facts and circumstances in determining what is allocated to cost of sales versus operating expenses as there is no specific guidance that points to classification.

The majority of the Company’s products are sold “box-in, box-out”, which require no additional processing. However, approximately 13% of consolidated sales are further processed whereby cases of boxed meat, which are saleable finished goods, are processed into individual cuts and repackaged for shipment based on customer specific orders. This processing is done for our core customer base of independent restaurants and fine dining establishments, as well as for our direct-to-consumer customers. The costs associated with processing for our core customers are normally incurred immediately prior to shipment and represent a de minimis portion of the value of pre-cut inventory held on hand at any point in time. For our direct-to-consumer business we pre-cut product, inventory that cut product and utilize specialized packaging. Processing costs related to our direct-to-consumer, pre-cut products held at period end are capitalized into inventory.

The Company recognizes the expense for all processing costs, whether incurred immediately prior to shipment for our core customers or pre-cut for the Company’s direct-to-consumer business within SG&A expenses. The Company believes recognition of these costs as a component of SG&A expense is appropriate because the vast majority of its processing activities reflect handling costs for our core customers under ASC 606-10-25-18A, as they are incurred from the point the product is removed from finished goods inventory to the point the product is shipped. In its summary of significant accounting policies footnote, the Company discloses that its shipping and handling costs are costs to fulfill the Company’s performance obligations and presents all such costs in SG&A expense. The Company believes this approach is appropriate as, essentially, one saleable finished good is immediately converted into smaller portioned finished goods as part of the packaging process. Direct-to-consumer sales represent less than 2% of the Company’s consolidated net sales in each of the last three fiscal years and the Company estimates the value of direct-to-consumer protein processing costs included in SG&A expenses to be less than $1.0 million per year in each of those years. The Company believes the processing costs related to our direct-to-consumer inventory are immaterial for inclusion in cost of sales.

Components of Total Food Processing Costs

The Company’s protein processing costs include labor and benefits, materials and supplies, occupancy costs and quality control costs related to its processing facilities. Depreciation of equipment and other assets used in protein processing activities is not included in protein processing costs. Depreciation has been excluded as the Company’s position has been that these costs are immaterial and its systems do not currently track depreciation expense at this level of granularity. In response to the Staff’s comment, the Company performed an analysis to estimate the amount of depreciation expense that is related to equipment and other assets used in its protein processing activities. Based on the analysis performed, depreciation expense related to the Company’s protein processing activities was estimated to be approximately $1.0 million, $0.9 million and $0.5 million for fiscal 2019, 2018 and 2017, respectively, and approximately $0.3 and $0.6 million for the thirteen and twenty-six weeks ended June 26, 2020. The Company believes these amounts are immaterial and the costs of providing this level of granularity outweigh its benefits.

The following table presents the components of total food processing costs (in thousands of dollars):

	Fiscal 2019	Fiscal 2018	Fiscal 2017	Q2 2020	YTD Q2 2020
Protein processing costs (as reported)	17,530	15,907	13,058	3,417	7,929
Depreciation excluded from protein processing costs	968	846	534	325	610
Non-protein processing costs including depreciation	0	0	0	57	229
Total food processing costs	18,498	16,753	13,592	3,799	8,768

The Company acknowledges there is diversity in practice within our industry in regards to both the presentation and the components of processing/production costs. Generally, most entities disclose that costs of sales consists of amounts paid to vendors to acquire product and inbound freight. Some entities also include depreciation expense of equipment and facilities used in food processing activities. Most of our industry peers appear to exclude direct labor and other overhead related to food processing activities from cost of sales.

In response to the Staff’s comments, the Company will update its determination of food processing costs such that it includes protein and non-protein processing costs inclusive of depreciation expense related to equipment and other assets used in the Company’s food processing activities. The Company will revise its disclosure in future annual filings as follows:

Food processing costs included in selling, general and administrative expenses were $18,498, $16,753 and $13,592 for fiscal 2019, 2018 and 2017, respectively. These costs include but are not limited to direct labor and benefits, applicable overhead and depreciation of equipment and facilities used in food processing activities.

***

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (203) 894-1345 (Ext. 10211) or aaldous@chefswarehouse.com or Richard Alsop at (212) 848-7333 or richard.alsop@shearman.com.

Very truly yours,

/s/ Alexandros Aldous

General Counsel, Corporate Secretary & Chief Government Relations Officer

cc:	Tim McCauley, Chief Accounting Officer Richard B. Alsop, Shearman & Sterling LLP